UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                                Commission File Number 333-52599



                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended: December 31, 1999
                           -----------------

[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:_________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant              THE HOLT GROUP, INC.
                       ----------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)

                        101 South King Street
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City, state and zip code      Gloucester City, New Jersey 08030
                        ---------------------------------------------

                                     PART II
                             RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]     (b)     The subject annual report, semi-annual report, transition
                report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c)     The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The annual report of The Holt Group, Inc. (the "Company") on Form 10-K could not be filed within the prescribed time period because the Company's audited financial statements have not been completed and could not be completed within the prescribed time period without unreasonable effort or expense. Without complete financial statements, the narrative portions of the report could not be completed. The Company anticipates that its report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Thomas J. Holt                      856                     742-3000
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        (Name)                       (area code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes  [  ]  No

     The Company anticipates that results from operations for 1999 will be a loss compared with a profit for 1998. Because year-end adjustments and other audit provisions have not been finalized, at this time the Company is unable to estimate with reasonable accuracy the 1999 results of operations. The Company anticipates its report on From 10-K will be filed within the time prescribed in
Part III above.


                              THE HOLT GROUP, INC.
                 -----------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 30, 2000               By /s/ Thomas J. Holt
    -------------------               ----------------------------------
                                      Name: Thomas J. Holt
                                      Title: Chief Executive Officer

                                    Exhibit A


March 29, 2000



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of The Holt Group, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 1999 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1999 and is therefore unable to furnish the required opinion on such financial statements.


We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because information necessary to complete the audit is not yet available.




BDO Seidman, LLP